[Letterhead of Patriot Capital Funding, Inc.]
December 19, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Patriot Capital Funding, Inc.
Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
     On behalf of Patriot Capital Funding, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:
1.	a copy of the fidelity bond covering the Company, which includes a statement as the period for which premiums have been paid; and

2.	a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.
     If you have any questions regarding this submission, please do not hesitate to call me at (203) 429-2727.

Very truly yours,
/s/ William E. Alvarez, Jr.
William E. Alvarez, Jr.
Executive Vice President Chief Financial Officer And Secretary

CERTIFICATE OF SECRETARY
     The undersigned, William E. Alvarez, Jr., Executive Vice President, Chief Financial Officer and Secretary of Patriot Capital Funding, Inc., a Delaware corporation (the “Company”), does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, as such term is defined by the 1940 Act, as amended, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period July 28, 2007 to July 28, 2008.
     IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 19th day of December, 2007.

/s/ William E. Alvarez, Jr.
William E. Alvarez, Jr.
Executive Vice President Chief Financial Officer And Secretary

Exhibit A
Excerpt from the Unanimous Written Consent
of the Board of Directors of
Patriot Capital Funding, Inc.
Executed on December 19, 2007
Approval of Single Insured Fidelity Bond
     WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require each business development company (“BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to securities or funds of the BDC, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities; and
     WHEREAS, the Board has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder; and
     WHEREAS, Rule 17g-1(b) under the 1940 Act permits the required bond to be in the form of a bond which names the BDC as the only insured (a “single insured bond”) or a bond which names the BDC and certain other parties as insureds (a “joint insured bond”); and
     WHEREAS, the Board has determined that the Corporation shall comply with Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder, by providing and maintaining a single insured bond;
     NOW THEREFORE, BE IT RESOLVED, that the amount, type, form, and coverage of the single insured bond, in substantially in the form required by the 1940 Act covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued in the amount of $1,000,000, is hereby approved; and
     FURTHER RESOLVED, that the proper officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the single insured fidelity bond on behalf of the Corporation; and
     FURTHER RESOLVED, that the Secretary is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board as required by Rule 17g-1(g) under the 1940 Act; and
     FURTHER RESOLVED, that the Secretary is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, or any amendment thereof, of the documents specified in Rule 17g-1(g)(1)(B); and
     FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized, in the name and on behalf of the Corporation, to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and
     FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the single insured bond and the transactions contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987
The Company issuing this policy is indicated by an “X” in the box to the left of the Company’s name.

☐ NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.®	☑ AMERICAN HOME ASSURANCE COMPANY NEW YORK, NEW YORK

(A Stock Insurance Company, herein called the Company)	(A Stock Insurance Company, herein called the Company)
☐ THE INSURANCE COMPANY OF
THE STATE OFPENNSYLVANIA
PHILADELPHIA, PA

(A Stock Insurance Company, herein called the Company)

Item 1.	Name of Insured (herein called Insured): Bond Number 664–97–14 PATRIOT CAPITAL FUNDING, INC.

Principal Address:	274 RIVERSIDE AVENUE WEST PORT, CT 06880

Item 2. Bond Period: from 12:01 a.m. on July 28, 2007	to 12:01 a.m. on July 28, 2008
Standard time. (MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)
Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $1,000,000

Item 4.	Subject to Sections 4 and 11 hereof, The Single Loss Limit of Liability is $1,000,000 and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

	Single Loss	Single Loss
Amount applicable to:	Limit of Liability	Deductible
Basic Bond Coverage	$1,000,000	$50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$1,000,000	$50,000
Agreement Insuring (E)-SECURITIES	$1,000,000	$50,000
Optional Insuring Agreements and Coverages:
Computer Systems	$1,000,000	$50,000
Trading Loss Coverage	$1,000,000	$50,000
Audit Expense	$25,000	$2,500
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 5.  The liability of the Underwriter is subject to the terms of the following riders attached hereto:      #1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15
1068577
46726 (12/87)

1

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)673-09-41 such termination or cancelation to be effective as of the time this bond becomes effective.

                 Premium: $5,759

/s/ Elizabeth M. Tuck	/s/ [ILLEGIBLE]

SECRETARY	PRESIDENT

/s/ [ILLEGIBLE]
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE	DATE	COUNTERSIGNED AT
AON RISK SERVICES INC OF NY
55 EAST 52ND STREET
NEW YORK, NY 10055-4725
1068577
46726 (12/87)

2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS
FIDELITY
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B)	(1) Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.
(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss of damage, and

(ii)	the loss is not caused by fire.
(8/88)

IN TRANSIT
(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
(D)	Loss resulting directly from
(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
(8/88)

SECURITIES
(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others.
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the
Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
A.	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for
(8/88)

all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS-NOTICE
B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises. Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL-NOTICE
C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
(8/88)

Any misrepresentation omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST
INSURED-ELECTION TO DEFEND
F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any clauses of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
(8/88)

CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
(e)	Employee means:
(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date to this bond;

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners,
(8/88)

officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor) and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1)	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:
(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participants of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;
provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(8/88)

(2)	as respects limited partners the value of such limited partner’s(‘) investment in the Insured.
(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge, of the Uncertificated Security specified be registered.

(k)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(I)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
(n)	Partner means a natural person who
(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.
(o)	Property means Money, Certificated Securities. Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
(8/88)

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units;
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.
(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participators, interests or obligations.
(8/88)

(s)	Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
(8/88)

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B) (1) (a);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
(I)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(8/88)

(2)	to do damage to the premises of property of the Insured, except when covered under Insuring Agreement (A);
(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertified Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
(8/88)

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
(8/88)

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series or related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF–LEGAL PROCEEDINGS
AGAINST UNDERWRITER
Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Loss certified Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(8/88)

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property Other Than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
(8/88)

Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).
ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION
Section 7.
(a)	in the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
(8/88)

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
Section 12. This bond terminates as an entirety upon occurrence of any of the following: -(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
(8/88)

This bond terminates as to any Employee or any partner, officer or employee of any Processor -(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.
(8/88)

RIDER# 1

This endorsement, effective 12:01 am	July 28, 2007	forms a part of
policy number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

/s/ [ILLEGIBLE] AUTHORIZED REPRESENTATIVE
END 001
89644 (7/05)

RIDER # 2

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
CONNECTICUT STATE RIDER/ENDORSEMENT
It is agreed that:
1.	Subsection (d) of Section 5 of the Bond or subsection (g) of Section 5 of the Policy is deleted and replace by the following:

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter/Company or after the expiration of 36 months from the discovery of such loss.

2.	Part (a) of the section entitled “Termination or Cancelation” of the bond/policy is deleted and replaced by the following:
A.	If this bond/policy has been in effect for sixty days or more, or it is a renewal of a bond/policy the Underwriter/Company issued, the Underwriter/Company may cancel the bond/policy by giving written notice:
(1)	10 days before the effective date of cancelation for one or more of the following reasons:
(a)	Non-payment of premium;

(b)	Conviction of a crime arising out of acts increasing the hazard insured against;

(c)	Discovery of fraud or material misrepresentation by the Insured in obtaining the policy or in perfecting any claim thereunder;

(d)	Discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; or

(e)	A determination by the Commissioner that continuation of the bond/policy would violate or place the Underwriter/Company in violation of the law; or
(2)	60 days before the effective date of cancelation for one or more of the following reasons:
(a)	Physical changes in the property which increases the hazard Insured against;
(b)	A material increase in the hazard Insured against; or
(c)	A substantial loss of reinsurance by the Underwriter/Company affecting this particular line of Insurance.
B.	If the Underwriter/Company cancels this bond/policy, it will deliver or send by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing, written notice of cancelation at the last mailing address known to the Underwriter/Company.
END 002
SR 6222

RIDER # 2 (continued)
3.	The following is added as the final paragraph of the Section entitled “Termination or Cancelation”
If the Underwriter/Company elects not to renew this bond/policy, it will mail or deliver to the Insured written notice of non-renewal, stating the reasons for non-renewal, at least 60 days prior to the expiration of this bond/policy. The notice will be delivered or sent by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Insured at the last mailing address known to the Underwriter/Company. If notice is mailed, proof of mailing will be sufficient proof of notice.

/s/ [ILLEGIBLE]
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH CONNECTICUT STATUTES.
AUTHORIZED REPRESENTATIVE
END 002
SR 6222

RIDER# 3

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
AMEND FIDELITY INSURING AGREEMENT
In consideration of the premium charged, it is hereby understood and agreed that:
1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.
Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.
The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.
As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.
RIDER 3

RIDER# 3      (Continued)

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

/s/ [ILLEGIBLE]

AUTHORIZED REPRESENTATIVE
RIDER 3

RIDER# 4

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
AMEND REPRESENTATION OF INSURED
In consideration of the premium charged, it is hereby understood and agreed that:
1.	General Agreement (D) REPRESENTATION OF INSURED — is hereby deleted and replaced by the following:
REPRESENTATION OF INSURED
(D)	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this policy.
Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

/s/ [ILLEGIBLE]

AUTHORIZED REPRESENTATIVE
RIDER 4

RIDER# 5

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
AMEND RICO EXCLUSION
It is agreed that:
1.	The attached bond is amended to read as follows:

Exclusion (j) is hereby amended by deleting the word “alleged” and replacing with adjudicated.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

/s/ [ILLEGIBLE]

AUTHORIZED REPRESENTATIVE
RIDER 5

RIDER# 6

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
It is agreed that:
1.	The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.
CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.
/s/ [ILLEGIBLE] AUTHORIZED REPRESENTATIVE
REVISED TO JUNE, 1990.
END 006
SR 5969a

RIDER# 7

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
It is agreed that:
1.	The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified sixty days prior to the cancelation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancelation, termination or modification.
CANCELATION RIDER

FOR USE WITH STOCKBROKERS BLANKET BOND, STANDARD FORM NO. 14, WHEN ISSUED TO A MEMBER FIRM OF THE SECURITIES INVESTOR PROTECTION CORPORATION WHICH HAS EMPLOYEES AND IS REGISTERED UNDER SECTION 15 OF THE SECURITIES EXCHANGE ACT OF 1934 BUT WHICH IS NOT A MEMBER OF A NATIONAL SECURITIES ASSOCIATION REGISTERED WITH THE COMMISSION UNDER SECTION 15A OF THE ACT AND IS NOT A MEMBER OF AN EXCHANGE LISTED IN PARAGRAPH (a) OF RULE 15b 10-11 UNDER THE ACT (17CFR 240.15b 10-11 (a)), TO PROVIDE FOR NOTICE OF CANCELATION, TERMINATION OR SUBSTANTIAL MODIFICATION TO THE COMMISSION.
/s/ [ILLEGIBLE] AUTHORIZED REPRESENTATIVE
ADOPTED JUNE, 1990.
END 007
SR 6004a

ENDORSEMENT# 8

This endorsement, effective 12:01 am	July 28, 2007	forms a part of
policy number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
AMEND COUNTERFEIT CURRENCY
(CURRENCY OF ANY COUNTRY)
It is agreed that:
1.	INSURING AGREEMENT F “Counterfeit Currency” is deleted and replaced with the following:

2.	The Underwriter shall be liable under the attached Bond for:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED

/s/ [ILLEGIBLE] AUTHORIZED REPRESENTATIVE
END 008

RIDER# 9

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
It is agreed that:
1.	The attached bond is amended by adding an Insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting from a fraudulent
1)	entry of Electronic Data or Computer Program into, or

2)	change of Electronic Data or Computer Program within
any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided General Agreement B of this bond;
provided that the entry or change causes
i)	Property to be transferred, paid or delivered,

ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.	In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means
(1)	computers with related peripheral components, including storage compartments wherever located,

(2)	systems and applications software,

(3)	terminal devices, and
END 009
SR 6196

RIDER# 9       (continued)
(4)	related communication networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.
EXCLUSIONS
(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.
SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.
3.	The exclusion below, as found in financial bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

/s/ [ILLEGIBLE]
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25.	AUTHORIZED REPRESENTATIVE
END 009
SR 6196

RIDER# 10

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
1.	The attached bond is amended by adding an additional Insuring Agreement as follows:
TELEFACSIMILE TRANSFER FRAUD
Loss resulting from the Insured having, in good faith, transferred or delivered Funds or securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction
(1)	purports and reasonably appears to have originated from
(a) a Customer of the Insured,
(b) another financial institution, or
(c) another office of the Insured
but, in fact, was not originated by the Customer or entity whose identification it bears and
(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)	contains the name of a person authorized to initiate such transfer; and
provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate such transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means money on deposit in an account.

2.	In addition to the Conditions and Limitations in the bond and Computer Systems Insuring Agreement Rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces that duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.
END 010

RIDER# 10 (Continued)
3.	The exclusion below, as found in this financial institutions bond, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

/s/ [ILLEGIBLE] AUTHORIZED REPRESENTATIVE
END 010

RIDER# 11

This endorsement, effective 12:01 am	July 28, 2007	forms a part of
policy number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
VOICE INITIATED FUNDS TRANSFERS
It is agreed that:
1.	The attached bond is amended by adding an additional insuring Agreement as follows:

Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions directed to the Insured authorizing the transfer of funds in a customer’s account to other financial institutions for credit to persons designated by the customer, and which instructions were made over the telephone to those employees of the Insured specifically authorized to receive said instructions at the Insured’s offices, and fraudulently purport to have been made by a person authorized and appointed by a customer to request by telephone the transfer of such funds, but which instructions were not made by said customer, or by any officer, director, partner, or employee of said customer, or were fraudulently made by an officer, director, partner, or employee of said customer whose duty, responsibility or authority did not permit him to make, initiate, authorize, validate, or authenticate customer voice initiated transfer instruction, which fraudulent acts were committed by said person who intended to cause the Insured, or the customer, to sustain such loss and to obtain personal financial benefit for such person or another person or entity.

Proof of loss filed as a direct result of claims arising from voice instructions or advices covered under this Insuring Agreement must include electronic recordings of such voice instructions or advices. Electronic recording must also include call back verification of such voice instruction.

Special Definition

“Customer” as used in this Insuring Agreement means any corporate, partnership or trust customer or similar business entity which has a written agreement with the Insured for customer voice initiated funds transfers.

2.	The Underwriter’s total liability under this rider shall be limited to $1,000,000 each and every loss and $1,000,000 in the aggregate, it being understood, however, that such liability is part of and not in addition to the limits of liability stated in Sections 3 and 4 of the Declarations, and is subject to an each and every loss deductible of $50,000.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED

/s/ [ILLEGIBLE]

AUTHORIZED REPRESENTATIVE
END 011

RIDER# 12

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
It is agreed that:
1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

“(G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured”s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured“s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that
“(a)	such facsimile signature is used on a document
(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
“(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

“(c)	this Insuring Agreement (G) shall not apply to any Certificate Securities which are Counterfeit”.
END 012
SR 5907a

RIDER # 12 (Continued)
2.	Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (G).

INSURING AGREEMENT (G) RIDER
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NO. 14, WHEN
ISSUED TO AN ELIGIBLE INSURED TO ADD	/s/ [ILLEGIBLE]
INSURING AGREEMENT (G) TO PERMIT THE	AUTHORIZED REPRESENTATIVE
USE OF FACSIMILE SIGNATURES AS THE
SIGNATURE TO AN ASSIGNMENT OR TO A
POWER OF SUBSTITUTION.

REVISED TO NOVEMBER, 1988.
END 012
SR 5907a

RIDER# 13

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
It is agreed that:
1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.
END 013
SR 6145b

RIDER # 13 (Continued)
6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.
Accepted:

ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE
APPLICABLE TO THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974.	/s/ [ILLEGIBLE]
AUTHORIZED REPRESENTATIVE
NOTE: THIS RIDER SHOULD NOT BE USED FOR
ANY INSURED EXEMPTED FROM THE BONDING PROVISIONS OF THE ACT.

REVISED TO JUNE 1990
END 013
SR 6145b

RIDER# 14

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
AUDIT EXPENSE
It is agreed that:
1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Audit Expense Coverage	$25,000 (for coverage, an amount must be inserted)
This Insuring Agreement shall be subject to a deductible of $2,500

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	The following paragraph is substituted for Section 2 (d):
(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
3.	The following paragraph is substituted for Section 2 (u):
(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or
RIDER 14

RIDER# 14       (Continued)

This rider, effective 12:01 am	July 28, 2007	forms a part of
bond number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
4.	This rider is effective as of the time the attached bond is effective.

/s/ [ILLEGIBLE]
AUTHORIZED REPRESENTATIVE
RIDER 14

RIDER# 15

This endorsement, effective 12:01 am	July 28, 2007	forms a part of
policy number 664-97-14
issued to PATRIOT CAPITAL FUNDING, INC.
by American Home Assurance Company
FORMS INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
46762	12/87	Financial Institution Bond — Form # 14 DEC

	08/88	Financial Fidelity Form 14 Guts

89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)

SR6222	09/96	CT STATE RIDER/ENDORSEMENT

MNSCPR		AMEND FIDELITY INSURING AGREEMENT

MNSCPR		AMEND REPRESENTATION OF INSURED

MNSCPR		AMEND RICO EXCLUSION

SR5969A		CANCELATION RIDER

SR6004A		CANCELATION RIDER

PENMAN		AMEND COUNTERFEIT CURRENCY (CURRENCY OF ANY COUNTRY)

SR6196		COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

PENMAN		TELEFACSIMILE TRANSFER FRAUD

PENMAN		VOICE INITIATED FUNDS TRANSFERS

SR5907A		INSURING AGREEMENT (G) RIDER

SR6145B		ERISA RIDER

MNSCPR		AUDIT EXPENSE

78859	10/01	FORMS INDEX ENDORSEMENT
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ [ILLEGIBLE]
AUTHORIZED REPRESENTATIVE
END 015
78859 (10/01)

POLICYHOLDER NOTICE
Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.
91222 (7/06)